Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ACCELRYS, INC.

The undersigned, Rick E. Russo, hereby certifies as follows:

1. He is the duly elected, qualified and acting Senior Vice President and Chief Financial Officer of Accelrys, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”).

2. The first paragraph of Article Four of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows: “This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of Common Stock which the corporation is authorized to issue is Sixty Million (60,000,000) shares, par value $0.0001. The total number of shares of Preferred Stock which the corporation is authorized to issue is Two Million (2,000,000) shares, par value $0.0001 per share.”

3. The amendments set forth herein have been duly approved and adopted by the Board of Directors of the Corporation.

4. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute and the Corporation’s Amended and Restated Certificate of Incorporation, as amended, were voted in favor of the amendments set forth herein.

5. The amendments set forth herein were duly adopted in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Rick E. Russo, its Senior Vice President and Chief Financial Officer, this 8th day of November 2007.

/s/ Rick E. Russo
Rick E. Russo
Senior Vice President and Chief Financial Officer